Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At March 31, 2019

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At March 31, 2019
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 8

Condensed Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Condensed Consolidated Interim Financial Statements	11 – 21

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at March 31, 2019 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for these interim periods in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard 1, “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 28, 2019

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	448,687	508,625	329,950
Short-term deposits and restricted cash	185,134	752	186,954
Trade receivables	120,640	120,953	132,273
Other receivables and debit balances, including derivative
financial instruments	26,390	44,480	41,243
Total current assets	780,851	674,810	690,420

Non‑Current Assets
Long-term deposits and restricted cash	196,682	270,863	181,739
Long-term prepaid expenses	88,959	*89,321	88,351
Deferred tax assets, net	3,274	852	2,369
Property, plant and equipment	2,414,264	*2,267,233	2,422,960
Usage right asset	19,375	–	–
Intangible assets	5,231	5,603	4,894
Total non‑current assets	2,727,785	2,633,872	2,700,313

Total assets	3,508,636	3,308,682	3,390,733
* Reclassified.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	100,704	107,830	86,576
Trade payables	206,449	146,282	177,268
Dividend payable	53,600	–	–
Other payables and credit balances, including derivative
financial instruments	38,096	43,403	24,049
Current maturities of liabilities in respect of lease	2,367	–	–
Current tax liabilities	–	2,716	3,669
Total current liabilities	401,216	300,231	291,562

Non‑Current Liabilities
Loans from banks and financial institutions	1,805,678	1,757,493	1,828,121
Debentures	282,883	293,994	282,883
Long-term liabilities in respect of lease	17,106	–	–
Capital notes and loans from related parties	1,193	1,827	1,166
Employee benefits	177	280	177
Liabilities for deferred taxes, net	246,379	211,391	228,540
Total non-current liabilities	2,353,416	2,264,985	2,340,887

Total liabilities	2,754,632	2,565,216	2,632,449

Equity
Share capital	1,319	1,319	1,319
Premium on shares	361,005	361,005	361,005
Capital reserves	83,159	82,423	84,749
Retained earnings	234,342	201,990	230,731
Total equity attributable to the Company’s owners	679,825	646,737	677,804
Non‑controlling interests	74,179	96,729	80,480
Total equity	754,004	743,466	758,284

Total liabilities and equity	3,508,636	3,308,682	3,390,733

_______________________________	________________________	_________________________
Yoav Doppelt Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: May 28, 2019

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	353,699	349,724	1,306,471

Cost of sales (net of depreciation and amortization)	223,550	219,624	929,401
Depreciation and amortization	26,830	26,277	107,208

Gross profit	103,319	103,823	269,862

Administrative and general expenses	16,953	11,739	51,186
Other income (expenses), net	1,001	(25)	6,235

Operating income	87,367	92,059	224,911

Financing expenses	20,145	16,956	97,893
Financing income	1,282	1,705	7,302
Financing expenses, net	18,863	15,251	90,591

Income before taxes on income	68,504	76,808	134,320

Taxes on income	17,595	20,042	36,803

Income for the period	50,909	56,766	97,517

Income attributable to:
The Company’s owners	39,611	44,293	73,034
Non‑controlling interests	11,298	12,473	24,483
Income for the period	50,909	56,766	97,517

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.30	0.34	0.55

Diluted income per share (in NIS)	0.30	0.33	0.55

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income for the period	50,909	56,766	97,517

Components of other comprehensive income (loss)
that after the initial recognition in the statement of
comprehensive income were or will be transferred to
the statement of income

Effective portion of change in the fair value of
cash-flow hedges	(1,601)	2,499	2,211

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded
to the cost of the hedged item	(71)	(120)	(590)

Tax benefit (taxes) in respect of items of other
comprehensive income (loss)	384	(547)	(373)

Total other comprehensive income (loss) for the period,
net of tax	(1,288)	1,832	1,248

Total comprehensive income for the period	49,621	58,598	98,765

Total comprehensive income attributable to:
The Company’s owners	38,323	46,125	74,282
Holders of non‑controlling interests	11,298	12,473	24,483
Total comprehensive income for the period	49,621	58,598	98,765

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital
			reserve for
			transactions
			with
			non-
			controlling		Capital	Capital
			interests		reserve for	reserve for
		Premium	and in		transactions	share-			Non-
	Share	on	respect of	Hedging	with	based	Retained		controlling	Total
	capital	shares	merger	reserve	shareholders	payments	earnings	Total	interests	equity
	(Unaudited)
	In Thousands of New Israeli Shekels

For the three‑month
period ended
March 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Acquisition of non-
controlling interests	–	–	(1,501)	–	–	–	–	(1,501)	1	(1,500)
Share-based payment	–	–	–	–	–	1,199	–	1,199	–	1,199
Dividends to the
Company’s
shareholders	–	–	–	–	–	–	(36,000)	(36,000)	–	(36,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(17,600)	(17,600)
Other comprehensive
loss for the period,
net of tax	–	–	–	(1,288)	–	–	–	(1,288)	–	(1,288)
Income for the period	–	–	–	–	–	–	39,611	39,611	11,298	50,909
Balance at
March 31, 2019	1,319	361,005	1,097	(837)	77,930	4,969	234,342	679,825	74,179	754,004

For the three‑month
period ended
March 31, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of non-
controlling interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	312	–	312	–	312
Other comprehensive
income for the period,
net of tax	–	–	–	1,832	–	–	–	1,832	–	1,832
Income for the period	–	–	–	–	–	–	44,293	44,293	12,473	56,766
Balance at
March 31, 2018	1,319	361,005	2,598	1,035	77,930	860	201,990	646,737	96,729	743,466

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital	Capital
			Capital		reserve for	reserve for
		Premium	reserve in		transactions	share-			Non-
	Share	on	respect of	Hedging	with	based	Retained		controlling	Total
	capital	shares	merger	reserve	shareholders	payments	earnings	Total	interests	equity
	(Audited)
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of
non-controlling
interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	3,222	–	3,222	–	3,222
Capital reserve in
respect of
transactions with
holders of
non-controlling
interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the year,
net of tax	–	–	–	1,248	–	–	–	1,248	–	1,248
Income for the year	–	–	–	–	–	–	73,034	73,034	24,483	97,517
Balance at
December 31, 2018	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels
Cash flows from operating activities
Income for the period	50,909	56,766	97,517

Adjustments:
Depreciation and amortization	35,208	27,767	118,922
Financing expenses, net	18,863	15,251	90,591
Taxes on income	17,595	20,042	36,803
Share-based payment transactions	1,199	312	3,222
Revaluation of derivative financial instruments	1,080	1,875	4,018
	124,854	122,013	351,073

Change in trade and other receivables	23,490	40,260	35,306
Change in trade and other payables	46,334	(68,336)	(75,537)
Change in employee benefits	–	–	(103)
	69,824	(28,076)	(40,334)

Taxes paid	(4,042)	–	–

Net cash provided by operating activities	190,636	93,937	310,739

Cash flows from investing activities
Interest received	1,037	270	837
Short-term deposits and restricted cash, net	(892)	(66)	(104,101)
Withdrawals from long-term restricted cash	1,514	–	66,450
Deposits in long-term restricted cash	(16,236)	(5,176)	(58,913)
Long-term prepaid expenses and loans granted	–	(7,876)	(14,834)
Acquisition of property, plant and equipment	(28,690)	(53,413)	(249,197)
Acquisition of subsidiary, net of cash acquired	–	(8,125)	(8,125)
Acquisition of intangible assets	(282)	–	(473)
Receipts (payments) in respect of derivative financial
instruments, net	(1,150)	88	114

Net cash used in investing activities	(44,699)	(74,298)	(368,242)

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels
Cash flows from financing activities
Interest paid	(15,524)	(16,363)	(88,748)
Costs paid in advance in respect of taking out of loans	(984)	(986)	(2,328)
Dividends paid to holders of non-controlling interests	–	–	(29,000)
Receipt of long-term loans	–	22,000	122,000
Repayment of loans from banks and others	(9,929)	(23,907)	(101,015)
Repayment of debentures	–	–	(22,400)
Repayment of principal of liabilities in respect of lease	(583)	–	–

Net cash used in financing activities	(27,020)	(19,256)	(121,491)

Increase (decrease) in cash and cash equivalents	118,917	383	(178,994)

Cash and cash equivalents at beginning of
the period	329,950	508,181	508,181

Impact of changes in the currency exchange rate on the
balances of cash and cash equivalents	(180)	61	763

Cash and cash equivalents at end of the period	448,687	508,625	329,950

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”). Up to February 15, 2018, the Company was controlled by I.C. Power Asia Development Ltd. (hereinafter – “Asia Development”), on which date Asia Development transferred its entire holdings in the Company to the Parent Company.

The Company is a public company the securities of which are listed for trading on the Stock Exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”), operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply thereof to customers.

The subsidiary, OPC Rotem Ltd. (hereinafter – “Rotem”), won a tender for construction of a private power plant located in the Rotem Plain having a capacity pursuant to the generation license of about 466 megawatts (MW) and signed an agreement for sale of the electricity (power purchase agreement) (hereinafter – “the PPA”) with Israel Electric Company (hereinafter – “IEC”). In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. On July 6, 2013, Rotem commenced commercial operation of the power plant.

The subsidiary, OPC Hadera Ltd. (hereinafter – “Hadera”), is currently constructing a power plant that uses cogeneration technology (a power plant that generates electricity and steam). Hadera holds a conditional license for construction of a power plant adjacent to Hadera Paper Mills, having an installed capacity of up to 148.5 MW. In the Company’s estimation, commercial operation of the Hadera power plant is expected to take place in the fourth quarter of 2019 – this taking into account the delays that occurred in connection completion of the construction and the actions necessary in order to finish the said construction.

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders (transmission, distribution, supply and generation of electricity and, thereafter, also system management), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”), “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements for the year ended December 31, 2018 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on May 28, 2019.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 3.

Note 3 –	Significant Accounting Policies

The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements, except as detailed below.

A.	Transactions with holders of non‑controlling interests

Transactions with holders of non‑controlling interests in subsidiaries are accounted for as transactions with shareholders. In these transactions, the difference between the fair value of any consideration paid and the amount at which the non‑controlling interests are adjusted in order to reflect the changes in their relative rights in the subsidiary, is recognized directly in the equity attributable to the owners of the Company and it is classified in a capital reserve for transaction with holders of non‑controlling interests.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations

IFRS 16, Leases

Commencing from the first quarter of 2019, the Group applies IFRS 16, Leases (hereinafter – “the Standard”), which supersedes International Accounting Standard (IAS) 17 “Leases” and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize an asset and a liability in respect of the lease in its financial statements.

The Group elected to apply the transitional provision whereby on the initial application date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and at the same time it will recognize a “lease usage right” asset in the same amount as the liability, adjusted for the lease payments made in advance or accrued that were recognized as an asset or a liability prior to the initial application date. As a result, the Standard did not have a material impact on the Group’s equity on the initial application date.

In addition, as part of application of the Standard, the Group elected to apply the following leniencies:

(1)	To use a single discount rate for a portfolio of leases with similar characteristics.

(2)	Not to include initial direct costs in measurement of the usage right asset on the initial application date.

Impact of application of the Standard in the period of the report

As a result of application of the Standard in connection with leases classified as operating leases pursuant to IAS 17, the Group recognized usage right assets and lease liabilities as at January 1, 2019, in the amount of NIS 19,797 thousand. The impact of application of the Standard on the Group’s results is not material.

Set forth below are the highlights of the changes in the accounting policies as a result of application of the Standard commencing from January 1, 2019:

1.	Determination whether an arrangement includes a lease

On the date of entering into a lease, the Group determines whether the arrangement includes a lease, while examining if the arrangement transfers a right to control use of an identified asset for a period of time in exchange for a payment. When making the evaluation if an arrangement transfers a right to control use of an identified asset, the Group examines whether over the period of the lease it has the following two rights:

(a)	The right to obtain essentially all the economic benefits from use of the identified asset; and

(b)	The right to direct the use of the identified asset.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

IFRS 16, Leases (Cont.)

1.	Determination whether an arrangement includes a lease (Cont.)

For lease contracts that include components that are not lease components, such as services or maintenance, which relate to the lease component, the Group elected to treat the contract as separate lease components.

2.	Leased assets and liabilities in respect of a lease

Contracts that convey to the Group control over use of a lease asset during a period in exchange for consideration are treated as leases. Upon the initial recognition, the Group recognizes a liability in an amount equal to the present value of the future lease payments (these payments do not include certain variable lease payments), and at the same time the Group recognizes a usage right asset in an amount equal to the lease liability, adjusted for lease payments made in advance or accrued, and with the addition of direct expenses incurred in the lease.

Since the interest rate embedded in the Group’s leases cannot be easily determined, the Group uses the lessee’s incremental interest rate.

Subsequent to the initial recognition, the usage right asset is accounted for using the cost model, and is amortized over the period of the lease or the useful life of the asset – whichever is shorter.

The Group elected to apply the practical leniency whereby short‑term leases of up to one year or leases wherein the base asset has a low value, are accounted for in such a manner that the lease fees (the rent) are recorded in the statement of income using the “straight‑line” method over the period of the lease, without recognizing a lease asset and/or a lease liability in the statement of financial position.

3.	Period of the lease

The period of the lease is determined as the period in which the lease may not be cancelled, together with periods covered by an option to extend or cancel the lease where it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

IFRS 16, Leases (Cont.)

4.	Variable lease payments

Variable lease payments that depend on the CPI are initially measured by use of the CPI existing on the commencement date of the lease and are included in measurement of the lease liability. Where there is a change in the cash flows from the future lease payments deriving from the change in the CPI or exchange rate, the balance of the liability is updated against the usage right asset.

Other variable lease payments that are not included in measurement of the lease liability are recorded in the statement of income on the date the conditions for these payments exist.

5.	Amortization of usage right asset

Subsequent to the commencement date of the lease, a usage right asset is measured using the cost method, less accumulated amortization and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The amortization is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25 years.

–	Offices – 9 years.

C.	Accounting standards not yet adopted

Amendment to IFRS 3 “” Business Combinations”

The Amendment clarifies whether a transaction to acquire activities is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and examples were added illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted. The Group has not yet commenced examining the impacts of application of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 4 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At March 31, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,896,402	2,239,296
Debentures	297,300	321,587

	At March 31, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,830,794	2,140,176
Debentures	315,942	352,352

	At December 31, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,904,743	2,082,275
Debentures	293,875	303,582

* Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 4 –	Financial Instruments (Cont.)

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

March 31, 2019	107.4	3.632	4.078
March 31, 2018	106.1	3.514	4.329
December 31, 2018	107.7	3.748	4.292

Change during the three-month period ended:
March 31, 2019	(0.3)%	(3.1)%	(4.9)%
March 31, 2018	(0.3)%	1.4%	4.2%

Change during the year ended:
December 31, 2018	1.2%	8.1%	3.3%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 5 –	Additional Information

A.
Further to that stated in Note 24(A)(6) to the Annual Financial Statements, in January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (hereinafter – “the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement. Subsequent to the date of the report, in April 2019, sale of the shares of the Idan Ofer Group (as defined in the Business Concentration Outline) in Media Network Ltd., which was stipulated as a condition in the Business Concentration Outline – this being after approval of the Business Concentration Committee to the transferee and receipt of approval of the Second Authority for Television and Radio.

Subsequent to the date of the report, in April 2019, the conditional license for construction of the power plant for a period of 66 months was delivered to Zomet, this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of Energy and after Zomet deposited a guarantee as required, in the amount of about NIS 5 million. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type.

In addition, further to that stated in Note 24(A)(6) to the Annual Financial Statements, in February 2019, the Supreme Court rejected the appeal filed by the City of Kiryat Gat in the Supreme Court.

In January 2019, the Company signed an agreement with the holders of the non‑controlling interests in Zomet, for which a trustee holds 5% of Zomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Zomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones.

The aggregate consideration to be paid by the Company for the Shares Being Sold is NIS 27 million, and it is to be paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the Company made the first payment, in the amount of NIS 1.5 million. The balance of the consideration is to be paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Zomet project, where most of the consideration, in the amount of NIS 21 million, is to be paid upon completion of the financial closing (if and when completed).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 5 –	Additional Information (Cont.)

A.	(Cont.)

The Zomet project is subject to fulfillment of various preconditions and taking of other actions that have not yet been fulfilled, including receipt of a generation license from the Electricity Authority and assurance of the ability to output electricity from the project site and maintenance (reservation) of a position in the network (electricity grid) at the time required for execution of the project. In addition, completion of the Zomet project is subject to completion of a financial closing by the date required, among other things, by force of Regulation 914, which as at the date of this Report is January 1, 2020. The Company is continuing to take action in order to fulfill the conditions along with execution of other activities – this being for purposes of advancing the Zomet project toward a financial closing, however there is no certainty that the Zomet project will ultimately be completed, and that stated is contingent on, among other things, factors not under the Company’s control.

B.
Further to that stated in Note 24(A)(3) to the Annual Financial Statements, in January 2019, an amendment was signed to credit framework agreement whereby the operation and maintenance of the Rotem Power Plant will be performed by Rotem itself in place of Rotem Operations Company as provided in the agreement. As part of the amendment to the agreement, Rotem committed to deposit an additional amount of NIS 4 million in the Owners’ Guarantee Fund (as defined in 14.C.1.). Pursuant to the amendment, in February 2019 the corporate guarantee provided by Veridis (the holders of the non‑controlling interests in Rotem) and the Company, in the amount of NIS 1 million was released. Rotem Operations Company is expected to voluntarily liquidate during 2019.

C.
Further to that stated in Notes 9(A)(2) and 25(A) to the Annual Financial Statements, in January 2019 an amendment to the set of agreements between Hadera and Hadera Paper Mills was signed providing that the period of the long‑term supply agreement, whereby Hadera will supply electricity and steam exclusively to Hadera Paper Mills, will be 25 years from the date of commercial operation of the Hadera Power Plant, and the indemnity limitation, in the amount of $2 million, which Hadera is to pay Hadera Paper Mills was removed, such that the indemnification is now unlimited as to amount.

D.
Further to that stated in Note 25(B) to the Annual Financial Statements, in December 2018, the Electricity Authority published a decision regarding update of the tariffs for 2019, whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

E.
Further to that stated in Note 25(G) to the Annual Financial Statements, as part of the arbitration proceedings in Rotem, in February 2019 a hearing was held before the tribunal. The arbitration decision has not yet been rendered and is expected to be issued on May 31, 2019. In Rotem’s estimation, based on its legal advisors, that it is more likely than not that its position will be accepted. Accordingly, no provision was included in the financial statements in respect of said dispute.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 5 –	Additional Information (Cont.)

F.
Further to that stated in Note 25(J) to the Annual Financial Statements, in January 2019, an amendment to the option agreement with Hadera Paper Mills was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper Mills NIS 2,200 thousand for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 800 thousand. The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

G.
In March 2019, OPC Solar Limited Partnership, which is a wholly‑owned limited partnership of the Company (hereinafter – “OPC Solar”) signed a binding memorandum of understanding for sale of all its shares and holdings in Greenday Renewable Energy Ltd. (hereinafter – “Greenday”), which as at the date of the Report, handled the Company’s electricity generation activities using photovoltaic technology, to Solgreen Ltd. (hereinafter – “Solgreen”) Subsequent to the date of the report, in May 2019, the transaction was completed in accordance with the memorandum of understanding – this being, among other things, after receipt of approval of the Supervisor of Economic Competition. On the completion date of the transaction, OPC Solar received part of the consideration, in the amount of NIS 1,500 thousand, and it was determined that it will receive an additional part of the consideration, in the amount of NIS 1,250 thousand, no later than June 20, 2019. Subject to fulfillment of the conditions provided in the memorandum of understanding, OPC Solar may be entitled to additional consideration for success as defined in the memorandum of understanding. The gain on the transaction, based on the fair value of the consideration OPC Solar is expected to receive, amounts to NIS 4 million and will be reflected in the Company’s results for the three months ended June 30, 2019.

H.
Further to that stated in Note 14(C)(2) to the Annual Financial Statements, the amount of the guarantee to Israel Electric Company in respect of Hadera’s supply license was updated to NIS 2,224 thousand (linked to the CPI).

I.
Further to that stated in Note 23(D) to the Annual Financial Statements, in February 2019, the amount of the guarantees to Israel Electric Company, as required as part of Rotem’s electricity purchase agreement, as described in Note 27(C) to the Annual Financial Statements, were updated to NIS 90 million (linked to the CPI).

J.
In February 2019, the Rating Committee of Midroog Ltd. updated Rotem’s long‑term rating to Aa2 with a stable rating outlook and updated the rating of Rotem’s senior debt to Aa2 with a stable rating outlook.

K.
In March 2019, Rotem declared distribution of a dividend in the amount of NIS 88,000 thousand. The share of the Company and of the holders of the non‑controlling interests in the dividend is NIS 70,400 thousand and NIS 17,600 thousand, respectively. The dividend was paid subsequent to the date of the report in April 2019.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2019

Note 5 –	Additional Information (Cont.)

L.	In March 2019, the Company declared distribution of a dividend, in the amount of NIS 36,000 thousand. The dividend was paid subsequent to the date of the report in April 2019.

M.
Further to that stated in Note 25D to the annual financial statements, in accordance with the notification provided by SerIDOM Servicios Integrados IDOM, S.A.U. (hereinafter – “IDOM”), the construction contractor of the power plant being constructed by Hadera (hereinafter – “the Hadera Power Plant”), the Company’s management estimates that the commercial operation date of the Hadera Power Plant is expected to be in the fourth quarter of 2019. In connection with Hadera’s entitlement to receive compensation from IDOM in accordance with the construction agreement covering the Hadera Power Plant in respect of a delay in the delivery date of Hadera Power Plant (hereinafter – “Compensation from IDOM”), as at the date of the report, Hadera recognized an amount receivable in respect of Compensation from IDOM, in the amount of about NIS 5 million. The Compensation from IDOM was classified as a reduction of the property, plant and equipment.

Note 6 –	Events Occurring Subsequent to the Date of the Report

In May 2019, the Company’s Board of Directors approved that upon commencement of the service of Mr. Avisar Paz as the Acting Chairman of the Company’s Board of Directors, which is expected to take place in the second quarter of 2019, the Company will allot to Mr. Paz, for no consideration, the total amount of 352,424 non‑marketable options, exercisable for one ordinary share of the Company, and in total 352,424 ordinary shares of the Company of NIS 0.01 par value each (hereinafter – “the Options”). The Options will be granted in accordance with the Company’s options’ plan (for details – see Note 17B to the annual financial statements) and under the Capital Track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates are as follows:

Tranche No.	Vesting Conditions	Expiration Date

Tranche 1	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche 2	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche 3	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche 4	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option granted will be NIS 22.80 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on the approval date of the grant by the Board of Directors, using the Black and Scholes Model is NIS 5.67 per option. The calculation is based on a monthly standard deviation of 21.0%–21.6%, a risk‑free annual interest rate for the period of 1.04% to 1.44%, an expected life of 4 to 6 years, and the price of a Company share on May 12, 2019 of NIS 24.24.

The cost of the benefit embedded in the options, which is based on the fair value on the date of their grant amounted to about NIS 2,000 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche.